Birch Mountain Resources Ltd
3100, 205 Fifth Avenue S.W.
Calgary Alberta Canada T2P 2V7
Tel 403 262 1838  Fax 403 263 9888

NEWS RELEASE

Birch Mountain Receives Notice of Allowance

From the U.S. Patent and Trademark Office

CALGARY, August 21, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain"), Mineral Technology Division has received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for its patent application entitled "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby". The original patent application submitted to the USPTO included claims covering recovery processes and other claims covering the product of these processes. Birch Mountain elected to proceed with the process claims for which the Notice of Allowance has now been received. Currently, Birch Mountain is awaiting a response from the USPTO on the product claims which were filed in a divisional application in December, 2001. Birch Mountain's program to develop and patent intellectual property related to naturally occurring nanoparticulate materials continues, with the objectives of supporting existing patent applications and developing and submitting new patent applications.

Birch Mountain's Mineral Exploration Division has received notice that the April 2002 assessment report filed with Alberta Energy, Mineral Development Division, has been accepted. The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years. In Alberta, mineral permits held in good standing may be converted to lease any time prior to the expiry of their 10 year term.

Birch Mountain's Industrial Mineral Division is investigating the potential for development of a limestone quarry on Birch Mountain's Athabasca mineral leases. In this area, the Alberta Geological Survey identified the lower half of the Moberly Member of the Waterways Formation as a potential source of limestone for the manufacture of cement and for use as aggregate in concrete and road construction. This unit outcrops at surface on the east side of the Athabasca River, close to areas of current oil sands development and mining. Birch Mountain has initiated discussions with the Alberta government and local stakeholders regarding the development of a limestone quarry and is preparing an application for submission to Alberta Environment.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

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